1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 10, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/02/10:	Chunghwa Telecom announced its operating results for January 2025

99.2	Announcement on 2025/02/10:	January 2025 sales

99.3	Announcement on 2025/02/10:	Announcement for the Convention of 2025 Annual General Shareholders’ Meeting of Chunghwa Telecom Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom announced its operating results for January 2025

Date of events: 2025/02/10

Contents:

1.
Date of occurrence of the event: 2025/02/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for January 2025:

The Company's revenue for January 2025 was approximately NT$18.19 billion, income from operation was approximately NT$4.36 billion, net income attributable to stockholders of the parent was approximately NT$3.43 billion, EBITDA was approximately NT$7.68 billion and earnings per share was NT$0.44.

6.
Countermeasures: None
7.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom

February 10, 2025

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2025.

1) Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
Jan.	Net sales	18,192,737	17,928,783	(+)263,954	(+)1.47%
Jan.-Jan.	Net sales	18,192,737	17,928,783	(+)263,954	(+)1.47%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,139,183

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	70,767
	Fair Value	786
	The amount of unrealized gain(loss) recognized this year	759

Settled Position	Total amount of contract	0
	The amount of realized gain(loss) recognized this year	0

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	237,515
	Fair Value	1,661
	The amount of unrealized gain(loss) recognized this year	2,435

Settled Position	Total amount of contract	103,770
	The amount of realized gain(loss) recognized this year	-2,250

b Trading purpose : None

EXHIBIT 99.3

Announcement for the Convention of 2025 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. February 10, 2025 – The Board of Directors of Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), resolved to hold the Company’s annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City 220, Taiwan, R.O.C.) at 9:00 a.m., Thursday, May 29, 2025.

As provided in Article 165 of the ROC Company Act, the shareholder register shall be closed for registration of share transfer from March 31 to May 29, 2025. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 67, Sec. 2, Dunhua S. Rd., Da'an Dist., Taipei City 106, Taiwan, R.O.C.) before 4:30 p.m. on March 28, 2025 in person, or by registered post with the postmark date no later than March 30, 2025.

The period (the “Submission Period”) for shareholders individually or together with other shareholders holders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals and director nominations to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. on March 4 to March 14, 2025. Each qualified shareholder or group of shareholders can submit one proposal and nomination of candidates for up to thirteen directors, including five independent directors. The proposal must be made in Chinese and not exceed 300 characters. All submissions must be submitted to the Finance Department of Chunghwa Telecom Co., Ltd. (No.21-3 Xinyi Road, Sec. 1, Taipei 100, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 and Article 192-1 of the ROC Company Act.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal and propose nomination of candidates for directors for voting at the general shareholders’ meeting of the Company. The proposal must be in Chinese and not exceed 300 characters in length. Subject to any applicable provision with respect to nomination of a direct under the Article of Incorporation of the Company, the number of director candidates contained in the nomination shall not exceed the number of the directors to be elected at the general shareholders’ meeting. All submissions must be submitted to Depositary Receipts Dept. of JPMorgan Chase Bank N.A., Taipei Branch (9F, No. 106, Xinyi Road, Sec. 5, Taipei City 110, Taiwan, R.O.C.) at least five (5) business days prior to the expiry of the Submission Period.

For more information in connection with the proposal and nomination right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

If you have any questions in connection with the Meeting, please contact the following person:

Angela Tsai

Finance Department

+886 2 2344 5488

chtir@cht.com.tw